300 Airport Road, South St. Paul, MN  55075 • Phone: 651-457-7491 • Fax: 651-457-8651
www.brsparachutes.com

Defining Aviation Safety

March 10, 2005

VIA EDGAR & FEDERAL EXPRESS

Mr. David R. Humphrey

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC 20549

Re:                               Ballistic Recovery Systems, Inc.  (the “Company”)

Form 10-KSB  for the year ended September 30, 2004 (the “Form 10-KSB”)

File No. 0-15318

Dear Mr. Humphrey:

I am writing to respond to your comment letter dated February 18, 2005 regarding our Form 10-KSB.  I am President and Chief Operating Officer of the Company.  Our responses to the Securities and Exchange Commission (“SEC”) Staff’s specific comments are provided below. We have included your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.  As suggested in your comment letter, we propose revising all future SEC filings in response to these comments.  We do not intend to file an amended Form 10-KSB that incorporates these revisions.

Form 10-KSB for the Fiscal Year Ended September 30, 2004

1.                                      We note your response to our prior comment #4.  You state that you computed the warrant value of $0.161 per share using a 35 percent discount on the June 29, 2004 closing price of $2.10 per share.  We note the factors you described in support of your use of a marketability discount.  Pleases tell us why a discount of 35 percent is reasonable and appropriate given these factors.  Also, please tell us your basis for applying this marketability discount to then current market price of your common stock, an input of the option pricing calculation, rather than applying the discount to the computed call option value, the output of the option pricing calculation.  Paragraph 8 of SFAS 123 states that transactions should be based on the more reliably measurable of the fair value of the consideration received or the fair value of the equity instruments issued.  We note that you issued these warrants in exchange for the cancellation of approximately $604,000 of purchase discounts due Cirrus as well as Cirrus’ agreement to purchase additional products from you from 2002 through 2004.  We are not convinced that Cirrus would agree to cancel $604,000 of purchase discounts and agree to buy additional products in exchange for warrants with a total fair value of approximately $125,000, the fair value you attributed to the warrants.  Therefore, it appears that the fair value of the consideration you received is significantly in excess of the fair value you computed for the warrants.  We believe your use of a significant marketability discount results in a less reliable measure of the fair value of the warrants due to the subjective nature of the assumption.  Therefore, please tell us why the cancellation of the purchase discounts would not be a more reliable measurement of the minimum fair value of the warrants issued.  We believe you should reconsider your measurement of the fair value of the warrants and amend your filing as appropriate.

Reasonableness of 35% discount.

In considering the appropriate size of the discount, the Company first considered the illiquidity of the security, which is particularly unique in this situation given the holder of the warrant.  The following factors account for an unusually high degree of illiquidity of the underlying securities.

•                                          The common stock issuable upon exercise of the warrants has not been registered under the Securities Act of 1933 and is accordingly restricted and must be sold in accordance with Rule 144 promulgated under the Securities Act of 1933 upon exercise.

•                                          The warrants do not have attached demand or piggy back registration rights.

•                                          The Company’s stock is traded over the counter (vs. an exchange such as NASDAQ, Smallcap or AMEX) with approximately 45% of the outstanding shares of stock held by the affiliates of the Company.

•                                          At the time of the filing in question, the Company had approximately 6.8 million shares outstanding and the daily trading volumes were, and continue to be, very sporadic with many trading days with volumes of zero.

•                                          There is no established market for the Company’s options or warrants.

Additional circumstances that significantly impact the marketability of the underlying securities specifically for the warrant holder, Cirrus Design Corporation (“Cirrus”), include:

•                                           The stock ownership percentage of Cirrus as a result of the exercise  of the warrants generates an even higher level of illiquidity than the Rule 144 one year holding period restriction for the restricted stock once acquired.  The sale of the underlying shares is impacted by the remaining Rule 144 compliance with quarterly volume limits set at between 60,000 and 70,000 shares tradable per quarter (a maximum of 1% of the outstanding shares can be sold during a 90 day period).  Assuming a trading volume similar to historical levels, of the 650,000 shares underlying warrant #4, the liquidation period would be 10 quarters or 2.5 years.  Either that, or the shares could be sold in a private transaction, but this would most likely be accompanied by a purchase discount, which gets back to the Company’s original position that the share pricing should be discounted prior to the application of the Black Scholes pricing model.

•                                           As a customer accounting for 75 to 80% of the revenues and being a holder of over 15% of the Company’s common stock upon exercise of the warrants in question, Cirrus would have even tighter constraints on sales of shares as they are in a position to possess material inside information relating to their company’s performance and the corresponding material impact on the Company’s performance.

The Company considered all of the above factors when considering the reasonableness of the discount; namely, there is a higher level of illiquidity. Additionally, in an effort to determine what level of discount would be reasonable for applying to a restricted security, the Company’s research indicated several sources that supported the Company’s position that a historical discount of 35% for a transaction in restricted stock was appropriate.  The following is a summary of independent studies that support the discount factor:

Study	Average Discount

SEC Institutional Investor	32.6%

Gelman	33.0%

Trout	33.5%

Moroney	35.6%

Maher	35.4%

Standard Research Consultants	45.0%

Willamette Management Associates	31.2%

Silber	33.8%

FMV Opinions, Inc.	23.0%

The Company’s position to apply a marketability discount was further supported by its research into the valuations of restricted stock.  One source, which is attached as Annex A, is the Internal Revenue Service’s Revenue Ruling 77-287 which refers to SEC Rule 144 restrictions and provides an overview for the rational for applying discounts to restricted shares.  The Ruling highlights that many factors are relevant in determining a discount level for an underlying stock, but there is no disagreement that a restricted security should be discounted compared to its freely traded counterpart.

Based upon these studies and a review of the Company’s equity market, the Company believes that its position to apply a discount factor of 35% is supportable and justified.

2. Basis for applying discount to then current market price.

In determining how to properly value the expense associated with the warrants in question, the Company initially looked at the basis for the inputs of the data utilized by the Black Scholes pricing models.  As you are aware, the Black Scholes model is based on the underlying premise that the data input in the Black Scholes model is for securities that are registered and freely traded.  The Company discounted the stock price before the application of the Black Scholes calculation to provide for an accurate calculation by the model which requires the market price or fair market value of the underlying security for its calculation (i.e. the fair value of a freely tradable security).

3.  Cancellation of the Purchase Discounts as more reliable measurement.

The SEC’s comment that Cirrus would not give up $604,000 in purchase discounts in exchange for warrants that the Company valued at $125,000 requires comment.  First, we believe the possibility of owning equity via the exercise of warrants in the Company was very important to Cirrus.  The underlying warrants gave Cirrus the ability to acquire over 15% of the Company if they chose to exercise all underlying warrants.  The Company’s products are a critical and required component of Cirrus’ product: their planes, as certified by the FAA, are required to have our products.  Accordingly, we believe Cirrus placed significant value of ownership in the Company, which has proven correct as they have executed the warrants.  This ownership is a significant influence position for Cirrus and has significant intrinsic value to Cirrus (which is separate and apart from the value of any purchase discounts related to products shipped to Cirrus) since the Company could not alter this obligation once the warrants were issued.  In addition, due to the thinly traded history of the Company’s common stock and the fact that the insiders of the Company control nearly 50% of the outstanding shares, it would be difficult for Cirrus to acquire shares on the open market at this level of ownership.

With respect to the valuation of the purchase discount, the $604,000 was a speculative number derived from negotiations with Cirrus in 1999 as the amount estimated, at time, that Cirrus was giving up in future purchase discounts in exchange for the warrants.  The Company believes that the $604,000 number was truly speculative in that the Company was uncertain that Cirrus, a relatively new start-up company, would ever reach the purchase volumes that would trigger the discount.  In fact, Cirrus only purchased 12 units from BRS in 1999.

In short, we respectfully believe that the SEC is giving undue credence and overvaluing  the importance of the purchase discounts.  The Company believes that the valuations as presented in the financial statements regarding the warrants issued to Cirrus are fair and complete.  The Company will, however, expand the disclosures of the underlying assumptions regarding the calculations for all future filings including any filings with comparative period disclosures.

Other

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                                           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                           the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As President and Chief Operating Officer of the Company, the Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          SEC comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

If you want to discuss this or have any additional questions or comments regarding our responses or about the Company, the Form 10-KSB or this letter, please feel free to call me at 651-457-7491.

Very truly yours,

/s/ Larry Williams

Larry Williams
President and Chief Operating Officer

cc:           Robert L. Nelson, Chairman of the Board, Chief Executive Officer

Darrel Brandt, Chairman, Audit Committee

Steven Stensrud, Virchow, Krause & Company, LLP

Douglas T. Holod, Maslon Edelman Borman & Brand, LLP

ANNEX A

Guide to Valuation of Restricted Stock

Revenue Ruling 77-287

Sec. 1. Purpose

The purpose of this Revenue Ruling is to amplify Rev. Rul. 59-60, 1959-1 C.B. 237, as modified by Rev. Rul. 65-193, 1965-2 C.B. 370, and to provide information and guidance to taxpayers, Internal Revenue Service personnel, and others concerned with the valuation, for Federal tax purposes, of securities that cannot be immediately resold because they are restricted from resale pursuant to Federal securities laws. This guidance is applicable only in cases where it is not inconsistent with valuation requirements of the Internal Revenue Code of 1954 or the regulations thereunder.  Further, this ruling does not establish the time at which property shall be valued.

Sec. 2. Nature of the Problem

It frequently becomes necessary to establish the fair market value of stock that has not been registered for public trading when the issuing company has stock of the same class that is actively traded in one or more securities markets. The problem is to determine the difference in fair market value between the registered shares that are actively traded and the unregistered shares. This problem is often encountered in estate arid gift tax cases. However; it is sometimes encountered when unregistered shares are issued in exchange for assets or the stock of an acquired company.

Sec. 3. Background and Definitions

1.               The Service outlined and reviewed in general the approach, methods, and factors to be considered in valuing shares of closely-held corporate stock for estate and gift tax purposes in Rev. Rul. 59-60, as modified by Rev. Rul. 65-193. The provisions of Rev. Rul. 59-60, as modified, were extended to the valuation of corporate securities for income, and other tax purposes by Rev. Rul. 68-609, 1968-2 C.B. 327.

2.               There are several terms currently in use in the securities industry that denote restrictions imposed on the resale and transfer of certain securities. The term frequently used to describe these securities is “restricted securities,” but they are sometimes referred to as “registered securities,” “investment letter stock,” “control stock,” or “private placement stock.”  Frequently these terms are used interchangeably. They all indicate that these particular securities cannot lawfully be distributed to the general public until a registration statement relating to the corporation underlying the securities has been filed, and has also become effective under the rules promulgated and enforced by the United States Securities & Exchange Commission (SEC) pursuant to the Federal securities laws. The following represents a more refined definition of each of the following terms along with two other terms “exempted securities” and “exempted transactions.”

a.               The term “restricted securities” is defined in Rule 144 adopted by the SEC as securities acquired directly or indirectly from the issuer thereof, or from an affiliate of such issuer, in a transaction or chain of transactions not involving any public offering.

b.              The term “unregistered securities” refers to those securities with respect to which a registration statement, providing full disclosure by the issuing corporation, has not been flied with the SEC pursuant to the Securities Act of 1933. The registration statement is a condition precedent to a public distribution of securities in interstate commerce and is aimed at providing the prospective investor with a factual basis for sound judgment in making investment decisions.

c.               The terms “investment letter stock” and “letter stock” denote shares of stock that have been issued by a corporation without the benefit of filing a registration statement with the SEC. Such stock is subject to resale and transfer restrictions set forth in a letter agreement requested by the issuer and signed by the buyer of the stock when the stock is delivered. Such stock may be found in the hands of either individual investors or institutional investors.

d.              The term “control stock” indicates that the shares of stock have been held or are being held by an officer, director, or other person close to the management of the corporation. These persons are subject to certain requirements pursuant to SEC rules upon resale of shares they own in such corporations.

e.               The term “private placement stock” indicates that the stock has been placed with an institution or other investor who will presumably hold it for a long period and ultimately arrange to have the stock registered if it is to be offered to the general public. Such stock may or may not be subject to a letter agreement. Private placements of stock are exempted from the registration and prospectus provisions of the Securities Act of 1933.

f.                 The term “exempted securities” refers to those classes of securities that are expressly excluded from the registration provisions of the Securities Act of 1933 and the distribution provisions of the Securities Exchange Act of 1934.

g.              The term “exempted transactions” refers to certain sales or distributions of securities that do not involve a public offering and are excluded from the registration and prospectus provisions of the Securities Act of 1933 and distribution provisions of the Securities Exchange Act of 1934. The exempted status makes it unnecessary for issuers of securities to go through the registration process.

Sec. 4. Securities Industry Practice in Valuing Restricted Securities

1.               Investment Company Valuation Practices. The Investment Company Act of 1940 requires open-end investment companies to publish the valuation of their portfolio securities daily. Some of these companies have portfolios containing restricted securities, but also have unrestricted securities of the same class traded on a securities exchange. In recent years the number of restricted securities in such portfolios has increased. The following methods have been used by investment companies in the valuation of such restricted securities:

a.               Current market price of the unrestricted stock less a constant percentage discount based on purchase discount;

b.              Current market price of unrestricted stock less a constant percentage discount different from purchase discount;

c.               Current market price of the unrestricted stock less a discount amortized over a fixed period;

d.              Current market price of the unrestricted stock; and

e.               Cost of the restricted stock until it is registered.

The SEC ruled in its Investment Company Act Release No.5847, dated October 21, 1969, that there can be no automatic formula by which an investment company can value the restricted securities in its portfolios. Rather, the SEC has determined that it is the responsibility of the board of directors of the particular investment company to deter- mine the “fair value” of each issue of restricted securities in good faith.

2.               Institutional Investors Study. Pursuant to Congressional direction, the SEC undertook an analysis of the purchases, sales, and holding of securities by financial institutions, in order to determine the effect of institutional activity upon the securities market The study report was published in eight volumes in March 1971. The fifth volume provides an analysis of restricted securities and deals with such items as the characteristics of the restricted securities purchasers and issuers, the size of transactions (dollars and shares), the marketability discounts on different trading markets, and the resale provisions. This research project provides some guidance for measuring the discount in that it contains information, based on the actual experience of the marketplace, showing that, during the period surveyed (January 1,1966, through June 30,1969), the amount of discount allowed for restricted securities from the trading price of the unrestricted securities was generally related to the following four factors.

a.               Earnings. Earnings and sales consistently have a significant influence on the size of restricted securities discounts according to the study. Earnings played the major part in establishing the ultimate discounts at which these stocks were sold from the current market price. Apparently earnings patterns, rather than sales patterns, determine the degree of risk of an investment

b.              Sales. The dollar amount of sales of issuers’ securities also has a major influence on the amount of discount at which restricted securities sell from the current market price. The results of the study generally indicate that the companies with the lowest dollar amount of sales during the test period accounted for most of the transactions involving the highest discount rates, while they accounted for only a small portion of all transactions involving the lowest discount rates.

c.               Trading Market. The market in which publicly held securities are traded also reflects variances in the amount of discount that is applied to restricted securities purchases. According to the study, discount rates were greatest on restricted stocks with unrestricted counterparts traded over-the-counter, followed by those with unrestricted counterparts listed on the American Stock Exchange, while the discount rates for those stocks with unrestricted counterparts listed on the New York Stock Exchange were the smallest.

d.              Resale Agreement Provisions. Resale agreement provisions often affect the size of the discount. The discount from the market price provides the main incentive for a potential buyer to acquire restricted securities. In judging the opportunity cost of freezing funds, the purchaser is analyzing two separate factors. The first factor is the risk that underlying value of the stock will change in a way that, absent the restrictive provisions, would have prompted a decision to sell. The second factor is the risk that the contemplated means of legally disposing of the stock may not materialize. From the seller’s point of view, a discount is justified where the seller is relieved of the expenses of registration and public distribution, as well as of the risk that the market will adversely change before the offering is completed. The ultimate agreement between buyer and seller is a reflection of these and other considerations. Relative bargaining strengths of the parties to the agreement are major considerations that influence the resale terms and consequently the size of discounts in restricted securities transactions. Certain such provisions are often found in agreements between buyers and sellers that affect the size of discounts at which restricted stocks are sold. Several such provisions follow, all of which, other than number (3), would tend to reduce the size of the discount:

1.               A provision giving the buyer an option to “piggyback,” that is, to register restricted stock with the next registration statement, if any, filed by the issuer with the SEC;

2.               A provision giving the buyer an option to require registration at the seller’s expense;

3.               A provision giving the buyer an option to require registration, but only at the buyer’s own expense;

4.               A provision giving the buyer a right to receive continuous disclosure of information about the issuer from the seller;

5.               A provision giving the buyer a right to select one or more directors of the issuer;

6.               A provision giving the buyer an option to purchase additional shares of the issuer’s stock; and

7.               A provision giving the buyer the right to have a greater voice in operations of the issuer, if the issuer does not meet previously agreed upon operating standards.

Institutional buyers can and often do obtain many of these rights and options from the sellers of restricted securities, and naturally, the more rights the buyer can acquire, the lower the buyer’s risk is going to be, thereby reducing the buyer’s discount as well. Smaller buyers may not be able to negotiate the large discounts or the rights and options that volume buyers are able to negotiate.

3.               Summary. A variety of methods have been used by the securities industry to value restricted securities. The SEC rejects all automatic or mechanical solutions to the valuation of restricted securities, and prefers, in the case of the valuation of investment company portfolio stocks, to rely upon good faith valuations by the board of directors of each company. The study made by the SEC found that restricted securities generally are issued at a discount from the market value of freely tradable securities.

Sec. 5. Facts and Circumstances Material to Valuation of Restricted Securities.

1.               Frequently, a company has a class of stock that cannot be traded publicly. The reason such stock cannot be traded may arise from the securities statutes, as in the case of an “investment letter” restriction; it may arise from a corporate charter restriction, or perhaps from a trust agreement restriction. In such cases, certain documents and facts should be obtained for analysis.

2.               The following documents and facts, when used in conjunction with those discussed in Section 4 of Rev Rul. 59-60, will be useful in the valuation of restricted securities:

a.               A copy of any declaration of trust, trust agreement, and any other agreements relating to the shares of restricted stock;

b.              A copy of any document showing any offers to buy or sell or indications of interest in buying or selling the restricted shares;

c.               The latest prospectus of the company;

d.              Annual reports of the company for 3 to 5 years preceding the valuation date;

e.               The trading prices and trading volume of the related class of traded securities 1 month preceding the valuation date, if they are traded on a stock exchange (if traded over-the-counter, prices may be obtained from the National Quotations Bureau, the National Association of Securities Dealers Automated Quotations (NASDAQ), or sometimes from broker-dealers making markets in the shares);

f.                 The relationship of the parties to the agreements concerning the restricted stock, such as whether they are members of the immediate family or perhaps whether they are officers or directors of the company; and

g.              Whether the interest being valued represents a majority or minority ownership.

Sec. 6. Weighing Facts and Circumstances Material to Restricted Stock Valuation.

All relevant facts and circumstances that bear upon the worth of restricted stock, including those set forth above in the preceding Sections 4 and 5, and those set forth in Section 4 of Rev. Rul. 59-60, must be taken into account in arriving at the fair market value of such securities. Depending on the circumstances of each case, certain factors may carry more weight than others. To illustrate:

1.               Earnings, net assets, and net sales must be given primary consideration in arriving at an appropriate discount for restricted securities from the freely traded shares. These are the elements of value that are always used by investors in making investment decisions. In some cases, one element may be more important than in other cases. In the case of manufacturing, producing, or distributing companies, primary weight must be accorded earnings and net sales; but in the case of investment or holding companies, primary weight must be given to the net assets of the company underlying the stock. In the former type of companies, value is more closely linked to past, present, and future earnings while in the latter type of companies, value is more closely linked to the existing net assets of the company. See the discussion in Section 5 of Rev. Rul. 59-60.

2.               Resale provisions found in the restriction agreements must be scrutinized and weighed to determine the amount of discount to apply to the preliminary fair market value of the company. The two elements of time and expense bear upon this discount; the longer the buyer of the shares must wait to liquidate the shares, the greater the discount Moreover, if the provisions make it necessary for the buyer to bear the expense of registration, the greater the discount However, if the provisions of the restricted stock agreement make it possible for the buyer to “piggyback” shares at the next offering, the discount would be smaller.

3.               The relative negotiation strengths of the buyer and seller of restricted stock may have a profound effect on the amount of discount For example, a tight money situation may cause the buyer to have the greater balance of negotiation strength in a transaction. However, in some cases the relative strengths may tend to cancel each other out.

4.               The market experience of freely tradable securities of the same class as the restricted securities is also significant in determining the amount of discount. Whether the shares are privately held or publicly traded affects the worth of the shares to the holder. Securities traded on a public market generally are Worth more to investors than those that are not traded on a public market. Moreover, the type of public market in which the unrestricted securities are traded is to be given consideration.